Corporate Headquarters:
RSP Permian, Inc.
3141 Hood St., Ste. 701
Dallas, Texas 75219-5018
Main: 214-252-2700
Fax: 214-252-2750

JANUARY 6, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:          RSP Permian, Inc.

Amendment No. 2 to Registration Statement on Form S-1
Filed January 2, 2014

Supplemental Correspondence dated January 2, 2014
File No. 333-192268

Ladies and Gentlemen:

Set forth below are the responses of RSP Permian, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 3, 2014, with respect to Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1, File No. 333-192268, filed with the Commission on January 2, 2014 (the “Registration Statement”).  Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

To aid your review, we have attached to this letter the changed pages that we propose to include in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), marked to show revisions from Amendment No. 2, as well as the exhibits we will file with Amendment No. 3.

For your convenience, we have hand-delivered three copies of this letter, including attachments, and each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Amendment No. 2 to Registration Statement on Form S-1

General

1.                                      We note that the form of Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 includes an exclusive forum provision. Please revise your prospectus to disclose the impact of such provision, if material.

RESPONSE:  In response to the Staff’s comment, the Company will revise its disclosure on pages 47, 48 and 149 of the Registration Statement (a draft of these pages is submitted herewith).

Business, page 86

Our Properties, page 93

Recent Activity, page 95

2.                                      We note your statement at page 95 under “Recent and Future Activity” regarding your drilling and completion plans for the remainder of 2013. Please update such disclosure.

RESPONSE:  In response to the Staff’s comment, the Company will revise its disclosure on page 97 of the Registration Statement (a draft of this page is submitted herewith).

Exhibits

3.                                      Please ensure that you file all exhibits, such as the legality and tax opinions, as the staff may have comments upon review. Also ensure that all material contracts include all schedules and exhibits. For example, we note that the agreements filed as Exhibits 10.5 and 10.7 reference missing schedules and exhibits. Please refile such agreements to include all missing schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:  In response to the Staff’s comment, we will file the legal opinion of Vinson & Elkins L.L.P. as Exhibit 5.1 to Amendment No. 3.  In addition, all material contracts and accompanying schedules and exhibits thereto, as of the date of the filing of Amendment No. 3, will be filed as exhibits to Amendment No. 3, including all schedules and exhibits to the agreements filed as Exhibits 10.5 and 10.7. We have attached to this letter the exhibits that we will be filing with Amendment No. 3 in response to this comment.

4.                                      In response to prior comment 6 in our letter to you dated December 30, 2013, you indicate that the form of Amended and Restated Holdco LLC Agreement filed as Exhibit 10.7 is not a material contract required to be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K. However, the staff believes that, unless an exclusion applies, any document governing the terms of a compensatory plan, contract, or arrangement is a material contract pursuant to Item 601(b)(10)(iii). Please explain whether any exclusion applies to the Amended and Restated Holdco LLC Agreement.

RESPONSE:  We acknowledge the Staff’s comment.  We have filed the form of Amended and Restated Limited Liability Company Agreement of RSP Permian Holdco, L.L.C. as Exhibit 10.7 of Amendment No. 2 and will refile such agreement to include the exhibit thereto as Exhibit 10.7 of Amendment No. 3. We will not seek to remove this agreement as an exhibit to any future Registration Statement amendment.

Supplemental Correspondence dated January 2, 2014

General

5.                                      We note the number of shares to be offered by RSP Permian Holdco, LLC pursuant to this registration statement, and note RSP Permian Holdco’s relationship to the registrant. In that regard, we note the following:

•                  RSP Permian Holdco will own 45.1% of your common stock before this offering;

•                  RSP Permian Holdco will obtain such shares as partial consideration for all of its interests in RSP Permian, LLC; and

•                  RSP Permian Holdco is owned by Production Opportunities II, LP, an entity affiliated with Natural Gas Partners, certain members of your management team and certain of your employees.

Please revise your filing to identify RSP Permian Holdco, LLC as a statutory underwriter. Refer to Securities Act Section 2(a)(11).

RESPONSE:  In response to the Staff’s comment, the Company will revise the prospectus front cover and pages 134 and 157 of the Registration Statement to identify RSP Permian Holdco, L.L.C. as a statutory underwriter.  A draft of these pages is submitted herewith.

Use of Proceeds, page 51

6.                                      We note that you intend to revise your use of proceeds disclosure. Please revise your filing to disclose the approximate amount of the offering proceeds intended for each specified purpose. In that regard, you have not provided a break-down of such proceeds intended for the reduction of amounts drawn under your revolving credit agreement, funding of a portion of your capital expenditure program, and general corporate purposes. See Item 504 of Regulation S-K. In addition, please present your use of proceeds disclosure in tabular format.

RESPONSE:  In response to the Staff’s comment, the Company will revise its disclosure on page 53 of the Registration Statement (a draft of this page is submitted herewith).

Notes to Unaudited Pro Forma Combined Financial Statements, page F-8

Note 2 — Pro Forma Adjustments (Continued), page F-10

7.                                      We note pro forma adjustments (1) and (2) made to Oil and natural gas properties relating to the Collins and Wallace Contributions and the ACTOIL NPI Repurchase. Please expand your disclosure to address whether the dollar amounts of these adjustments are expected to differ from the estimated fair value of such contributed properties to be recognized in accordance with FASB ASC 805.

RESPONSE:  In response to the Staff’s comment, the Company will revise its disclosure on pages F-10, F-11 and F-12 of the Registration Statement (a draft of these pages is submitted herewith) to clarify that each of pro forma adjustments (1) and (2) made to oil and natural gas properties relating to the Collins and Wallace Contributions and the ACTOIL NPI Repurchase equals the estimated fair value of such contributed properties to be recognized in accordance with FASB ASC 805, which in each case equates to the value of the consideration to be transferred and the liabilities to be assumed in connection with such transaction.  The consideration to be paid in connection with each such transaction assumes an offering price of $20 per share, the midpoint of the price range set forth on the cover page of the prospectus.  To the extent that the actual offering price differs from the assumed offering price, the value ascribed to the consideration to be received by Collins, Wallace, Collins & Wallace Holdings, LLC and ACTOIL in exchange for the Contributed Assets and NPI, as applicable, could fluctuate.  We believe that our disclosures on pages F-11 and F-12 in Amendment No. 2 provide an appropriate sensitivity analysis to reflect the change of $1.00 in the assumed offering price and the related impact to the total value attributed to oil and natural gas properties relating to the Collins and Wallace Contributions and the ACTOIL NPI Repurchase.

8.                                      We note from the disclosure on page F-12 that pro forma adjustment (3) is an estimate of the “change in long-term deferred tax liabilities for temporary differences between the historical cost basis and tax basis of the Company’s assets and liabilities as the result of its change in tax status to a subchapter C Corporation.” Please expand your disclosure to explain why this adjustment results in an increase to Oil and natural gas properties.

RESPONSE:  Please see our response to comment 7 for a discussion of the determination of the estimated fair value of the contributed properties.  In response to the Staff’s comment, the Company will revise the adjustments described in footnotes (1), (2) and (3) on pages F-10 to F-12 of the Registration

Statement (a draft of these pages is submitted herewith).  As a result, the adjustment described in footnote (3) will not result in an increase in property, plant and equipment.  As described in footnotes (1) and (2), in connection with the IPO, the Company will acquire additional oil and gas properties in exchange for shares of its common stock.  These transactions will require the Company to measure and record deferred taxes on the book-to-tax basis differences between the fair value of the recorded assets and the underlying tax value of these assets, which will require us to record a deferred tax liability of approximately $228,082,000 in respect of the Collins and Wallace Contributions and approximately $523,000 in respect of the ACTOIL NPI Repurchase.  We believe that the presentation provided and the anticipated treatment of these transactions is consistent with the guidance provided for in FASB ASC 805-740-55 with respect to the Collins and Wallace Contributions and in accordance with FASB ASC 740-10-25-51 with respect to the ACTOIL NPI Repurchase.

9.                                      Please expand the disclosure related to pro forma adjustment (4) to identify the separate components of the cash payments to certain of the existing investors and to address the business purpose for these cash payments.

RESPONSE:  In response to the Staff’s comment, the Company will revise its disclosure on page F-13 of the Registration Statement (a draft of this page is submitted herewith).

Unaudited Historical Combined Financial Statements

Combined Statements of Operations, page F-23

10.                               We note your disclosure stating that pro forma income per common share is calculated based on the number of shares of common stock attributable to the Predecessor to be issued in your initial public offering. Please provide us with a detailed calculation supporting the number of weighted average pro forma shares outstanding.

RESPONSE:  In response to this comment, we have carefully reviewed our calculation of the appropriate number of shares of common stock attributable to the Predecessor to be issued in connection with the Company’s IPO.  We have revised page F-24 and F-47 to reflect the weighted average number of shares outstanding for all periods presented on a pro forma basis to be 31,933,800.  We respectfully refer the Staff to the disclosure on page 132 of the Registration Statement that we provided to the Staff in a confidential supplemental correspondence, dated January 2, 2014, which provides details on our principal stockholders and the selling stockholders, including the number of shares of our common stock such stockholders will beneficially own immediately prior to and immediately after the offering.  We also refer the Staff to the disclosure on page 137 of the Registration Statement that we provided to the Staff in such correspondence relating to our corporate formation transactions.

The number of shares utilized in our computation of unaudited pro forma earnings per share on page F-24 and F-47 is comprised of (i) the number of shares of the Company’s common stock to be issued to RSP Permian Holdco, L.L.C. (a newly-formed entity that will be wholly owned by all of the existing members of RSP Permian, L.L.C., one of our accounting predecessors) as partial consideration for the contribution of RSP Permian, L.L.C. immediately prior to completion of the IPO, (ii) the number of shares of the Company’s common stock to be issued to Rising Star Energy Development Co., L.L.C. (our other accounting predecessor) as partial consideration for the contribution of working interests in certain of Rising Star’s oil and gas properties immediately prior to completion of the IPO and (iii) the number of shares required to be sold by the Company in the IPO to satisfy the Company’s obligations to make certain cash payments to RSP Permian Holdco, L.L.C. and Rising Star Energy Development Co., L.L.C. as partial consideration for the contribution of RSP Permian, L.L.C. and the Rising Star assets.  Because there were no other capital transactions that would impact the number of weighted average shares outstanding during the period, the number disclosed is computed as follows:

Stockholder	Number of Shares
RSP Permian Holdco, L.L.C.	28,536,427
Rising Star Energy Development Co., L.L.C.	1,793,123
Shares issued to fund payment of cash consideration to RSP Permian Holdco, L.L.C. and Rising Star Energy Development Co., L.L.C.	1,604,250
Total Predecessor	31,933,800

*              *              *              *              *

If you have any questions with respect to the foregoing, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

RSP PERMIAN, INC.

		By:	/s/ Scott McNeill
		Name:	Scott McNeill
		Title:	Chief Financial Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins, L.L.P.
Christopher G. Schmitt, Vinson & Elkins L.L.P.